UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COLONY STARWOOD HOMES (f/k/a STARWOOD WAYPOINT RESIDENTIAL TRUST)

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

19625X102

(CUSIP Number)

Colony NorthStar, Inc.

515 S. Flower St., 44th Floor

Los Angeles, CA 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 15,119,807
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,119,807
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,119,807
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 14.9%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Shares, par value $0.01 per share (the “Shares”) of Colony Starwood Homes (f/k/a Starwood Waypoint Residential Trust), a Maryland real estate investment trust (the “Issuer”). The address of the Issuer’s principal executive offices is 8665 East Hartford Drive, Scottsdale, AZ 85255.

Item 2.	Identity and Background.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed on behalf of Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar”). Colony NorthStar is a leading global real estate and investment management firm. On January 10, 2017, NorthStar Asset Management Group Inc., a Delaware corporation (“NSAM”), completed its merger with and into Colony NorthStar, Inc., a Maryland corporation and a wholly owned subsidiary of NSAM, in order to redomesticate NSAM into a Maryland corporation with Colony NorthStar continuing as the surviving entity, followed by a series of internal reorganization transactions with subsidiaries of NorthStar Realty Finance Corp., a Maryland corporation (“NRF”), resulting in NRF becoming a wholly owned subsidiary of one such subsidiary (“New NRF Parent”), and the merger of New NRF Parent with and into Colony NorthStar, and finally the merger of Colony Capital, Inc., a Maryland corporation (“Colony Capital”), with and into Colony NorthStar, with Colony NorthStar surviving each of such merger transactions as the combined company (collectively, the “Mergers”). The Mergers were consummated in accordance with that certain Agreement and Plans of Merger, dated as of June 2, 2016 (as amended by the two separate letter agreements dated July 28, 2016 and October 16, 2016, respectively, and as it may be further amended, the “Merger Agreement”), by and among NSAM, Colony Capital, NorthStar Realty Finance Corp., a Maryland corporation, Colony NorthStar (formerly known as New Polaris Inc.), New Sirius Inc., a Maryland corporation, NorthStar Realty Finance Limited Partnership, a Delaware limited partnership, Sirius Merger Sub-T, LLC, a Delaware limited liability company, and New Sirius Merger Sub, LLC, a Delaware limited liability company. As a result of the transactions contemplated by the Merger Agreement, Colony NorthStar, through CFI CSFR Investor, LLC, a Delaware limited liability company (“CFI CSFR”), became the beneficial owner of 15,119,807 Shares which prior to the Mergers were beneficially owned by Colony Capital through CFI CSFR.

The principal business address of Colony NorthStar is 515 S. Flower St., 44th Floor, Los Angeles, CA 90071.

During the last five years, Colony NorthStar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Colony NorthStar being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

As described in Item 4 below, Colony NorthStar may be deemed to have acquired beneficial ownership of 15,119,807 Shares in the Merger.

Item 4.	Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Mr. Thomas J. Barrack, Jr., who is the Executive Chairman and a director of Colony NorthStar, Mr. Richard B. Saltzman, who is the Chief Executive Officer and President of Colony NorthStar, Mr. Justin T. Chang, who is a member of senior management of Colony NorthStar, and Mr. John L. Steffens, who is a director of Colony NorthStar, are all appointed and duly elected trustees of the Issuer.

Colony NorthStar intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of trustees of the Issuer, price levels of the Shares, other investment opportunities available to Colony NorthStar, conditions in the securities market and general economic and industry conditions, take such actions, in accordance with the Transfer Restrictions (as defined below), with respect to the investment in the Issuer as it deems appropriate, including, for example: (1) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (2) disposing of any or all of their Securities in the open market or otherwise; (3) engaging in any hedging or similar transactions with respect to the Securities; or (4) proposing or considering one or more of the plans or proposals which relate to, or would result in, an event described in subsections (a) through (j) of Item 4 of Schedule 13D. As directors and/or officers, as the case may be, of Colony NorthStar, and as trustees of the Issuer, each of Mr. Barrack, Mr. Saltzman, Mr. Chang and Mr. Steffens may, from time to time, engage with, and contribute their respective commercial expertise to, the Issuer’s board of trustees and management with respect to the management, operations, business and financial condition of the Issuer and such other matters as such individuals may deem relevant to the investment of Colony NorthStar in the Shares.

All Shares beneficially owned by Colony NorthStar remain subject to the Amended and Restated Registration Rights Agreement, dated as of October 4, 2016, among Issuer and the other parties named therein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Colony NorthStar may be deemed to be the beneficial owner of 15,119,807 Shares, which represent approximately 14.9% of the Issuer’s outstanding Shares. Colony NorthStar may be deemed to have sole power to vote and sole power to dispose of 15,119,807 Shares.

(c) Other than the receipt of the Shares as reported on this statement on Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by Colony NorthStar.

(d) Colony NorthStar has the indirect right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares through CFI CSFR.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

All Shares beneficially owned by Colony NorthStar remain subject to the Amended and Restated Registration Rights Agreement, dated as of October 4, 2016 (the “Registration Rights Agreement”), among Issuer and the other parties named therein, which is attached as Exhibit 1 to this Schedule 13D, which exhibit is incorporated by reference in its entirety in this Item 6. Colony NorthStar, as successor to Colony Capital in respect of beneficial ownership of the Shares, became a party to the Registration Rights Agreement as a result of the Mergers.

On October 11, 2016, the Issuer filed a prospectus supplement with respect to the resale from time to time of up to 30,476,578 common shares of the Issuer’s Shares by certain selling shareholders. The prospectus supplement identified Colony Capital as a selling shareholder with respect to up to 15,119,807 Shares. Colony NorthStar intends to request that it be named as a selling shareholder in the prospectus supplement as successor to

Colony Capital. The selling shareholders identified in the prospectus supplement may offer and sell the Shares covered by such prospectus supplement through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices; however, the identification of Colony Capital or any selling shareholder in the prospectus supplement does not necessarily mean that he or any selling shareholder will offer or sell any of the common shares covered by the prospectus supplement.

Except for the arrangements described herein, to the best knowledge of Colony NorthStar, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Amended and Restated Registration Rights Agreement, dated as of October 4, 2016, among Colony Starwood Homes and the other parties named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017	COLONY NORTHSTAR, INC.

	By:	/s/ Darren J. Tangen
		Name:	Darren J. Tangen
		Title:	Chief Financial Officer and Treasurer